恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

[redacted]

06013015

Our Ref.: HASE/TL/HI/04632

19th April, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 1 2006
WASH., D.C.
152

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

SUPPL

Re: Announcement
– Placing of existing shares and subscription for new shares (the "Announcement")

We enclose for your information a copy of the Announcement dated 18th April, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

CREDIT SUISSE

Credit Suisse (Hong Kong) Limited

SUMMARY

On 18 April, 2006, the Vendor and the Company entered into the Placing Agreement with Credit Suisse (Hong Kong) Limited, pursuant to which Credit Suisse (Hong Kong) Limited will purchase or procure purchasers to acquire and the Vendor will sell 230,000,000 existing Shares at the Placing Price of HK$13.55 per Share.

The Placing Price represents (i) a discount of approximately 7.2% to the closing price of HK$14.60 per Share as quoted on the Stock Exchange on 18 April, 2006; (ii) a discount of approximately 8.8% to the average closing price of approximately HK$14.85 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 18 April, 2006; (iii) a discount of approximately 9.4% to the average closing price of approximately HK$14.95 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 18 April, 2006; (iv) a discount of approximately 17.5% to the unaudited net tangible asset value of the Company as at 19 December, 2005 of approximately HK$16.42 per Share based on 2,817,327,395 Shares disclosed in the section headed "Statement of HIL Adjusted NTAV" on page 154 of the scheme document issued by the Company dated 22 December 2005. The Placing Shares represent approximately 8.2% of the existing issued share capital of the Company of 2,817,327,395 Shares.

Pursuant to the Placing Agreement, the Vendor has conditionally agreed to subscribe 230,000,000 New Shares at the Placing Price adjusted for this purpose by the expenses incurred in relation to the Placing and the Subscription. The New Shares represent approximately 8.2% of the existing issued share capital of the Company of 2,817,327,395 Shares and approximately 7.5% of the issued shares capital of the Company as enlarged by the Subscription.

The net proceeds from the Subscription are estimated to be approximately HK$3,099,500,000. The aggregate expenses relating to the Placing and the Subscription amount to approximately HK$17,000,000, including commissions, professional fees and other ancillary expenses. The Directors intend to use the net proceeds of the Placing to expand the Company's businesses including acquisition of investment properties.

PLACING AGREEMENT DATED 18 APRIL, 2006

Parties

(a) Vendor, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Land Development Company Limited (the controlling shareholder of the Company). As at the date of the Placing Agreement, the Vendor holds 802,854,200 Shares, representing approximately 28.5% of the existing issued share capital of the Company;

(b) the Company; and

(c) Credit Suisse (Hong Kong) Limited (as placing agent).

The Placing Shares

230,000,000 Shares, representing approximately 8.2% of the existing issued share capital of the Company or approximately 7.5% of the issued share capital of the Company as enlarged by the Subscription.

Underwriting

The Placing is fully underwritten by the Placing Agent. The Placing Agent is not a connected person of the Company under the Listing Rules. The Placing Agent will receive a placing commission of HK$11,500,000 which was determined after arm's length negotiations between the Company and the Placing Agent, and the Directors consider that such placing commission is fair and reasonable.

Placing Price

The Placing Price of HK$13.55 per Share was arrived at after arm's length negotiations between the Company, the Vendor and the Placing Agent. It represents (i) a discount of approximately 7.2% to the closing price of HK$14.60 per Share as quoted on the Stock Exchange on 18 April, 2006; (ii) a discount of approximately 8.8% to the average closing price of approximately HK$14.85 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 18 April, 2006; (iii) a discount of approximately 9.4% to the average closing price of approximately HK$14.95 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 18 April, 2006; (iv) a discount of approximately 17.5% to the unaudited net tangible asset value of the Company as at 19 December, 2005 of approximately HK$16.42 per Share based on 2,817,327,395 Shares as disclosed in the section headed "Statement of HIL Adjusted NTAV" on page 154 of the scheme document issued by the Company dated 22 December 2005. The net Placing Price after deduction of expenses and commission is estimated at approximately HK$13.48 per Share. The Company expects that the total amount of the expenses to be borne by the Company in relation to the Placing and the Subscription is approximately HK$17,000,000.

Rights

The Placing Shares will be sold free of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at 21 April, 2006, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time after 21 April, 2006.

Independence of placees and the Placing Agent

The placees and their ultimate beneficial owners are not connected persons of the Company (as defined in the Listing Rules). The Placing Agent expected that there will be over six placees who will be (i) professional and institutional investors which generally includes brokers, dealers and companies (including fund managers), whose ordinary business involves dealing in shares and other securities; (ii) corporate entities which regularly invest in shares and other securities; and (iii) individuals.

Termination events

The Placing Agreement contains provisions granting the Placing Agent the right to terminate their placing obligations on the occurrence of certain events including force majeure, any adverse change in the general affairs or financial or trading position of the Company or its subsidiaries which is materially adverse to the success of the Placing, or any event which would have rendered the warranties in the Placing Agreement untrue or inaccurate in any material respect, in each case occurring prior to 4.00 p.m. on the date of completion of the Placing. For this purpose, such event includes any material adverse change in local, national or international political, economic, financial, military, regulatory or stock market conditions. If the Placing Agent exercises such right to so terminate the Placing, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares of the Company.

Completion of the Placing

It is expected that the Placing will be completed on or around 21 April, 2006.

Lock-up

The Company has undertaken to the Placing Agent, and the Vendor has undertaken to the Placing Agent to procure, that for a period of 90 days from the date of completion of the Placing, the Company will not save pursuant to (1) the terms of any employee share option scheme of the Company or (2) any outstanding subscription warrants or (3) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association or (4) conversion of outstanding convertible bonds, (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares or (ii) agree (conditionally or unconditionally) to enter

into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above without first having obtained the written consent of the Placing Agent.

TOP UP SUBSCRIPTION

The New Shares

230,000,000 New Shares, representing approximately 8.2% of the existing issued share capital of the Company and approximately 7.5% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is to be equivalent to the Placing Price of HK$13.55 per Share. For this purpose, the Placing Price is to be adjusted for expenses in relation to the Placing and the issue of the New Shares (which expenses is offset by the amount of interest earned on the net proceeds of the Placing during the period from the completion of the Placing up to the completion of the Subscription). The aggregate expenses which will be borne by the Company relating to this offering amount to approximately HK$17,000,000, including commissions, professional fees and other ancillary expenses.

General mandate to issue New Shares

The New Shares will be issued pursuant to the general mandate granted by the shareholders of the Company to the Directors on 5 December, 2005.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription.

Ranking

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Stock Exchange granting the listing of, and permission to deal in, all of the New Shares.

Completion of the Subscription

Completion of the Subscription will take place on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied, provided that

completion will not be later than 14 days after the date of the Placing Agreement or such later date as the Company and the Vendor may agree in writing. If the Subscription is not completed within 14 days after the date of the Placing Agreement, the Subscription will constitute a connected transaction for the Company which is subject to approval of the independent shareholders of the Company at a general meeting in accordance with the Listing Rules.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and the Subscription are summarised as follows:

	At present		Immediately after Completion of the Placing but before Subscription		Immediately after Completion of the Placing and Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Vendor	802,854,200	28.5%	572,854,200	20.3%	802,854,200	26.3%
Wholly-owned subsidiaries of Henderson Land Development Company Limited (other than the Vendor)	1,267,389,659	45.0%	1,267,389,659	45.0%	1,267,389,659	41.6%
Wholly-owned subsidiaries of Henderson Land Development Company Limited (including the Vendor)	2,070,243,859	73.5%	1,840,243,859	65.3%	2,070,243,859	67.9%
Other shareholders (including placees)	747,083,536	26.5%	977,083,536	34.7%	977,083,536	32.1%

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

The Directors consider that the Placing and the Subscription will further strengthen the capital base of the Company. The Directors intend to use the net proceeds of the Placing to expand the Company's businesses including acquisition of investment properties.

The Company did not have any fund raising activities in the past 12 months.

"Company" or "HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"HK$"	the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shares"	230,000,000 new Shares to be subscribed by the Vendor under the Subscription
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	Credit Suisse (Hong Kong) Limited, the financial adviser to HIL in connection with the Placing, which is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Placing Agreement"	the placing, underwriting and subscription agreement dated 18 April, 2006 between the Vendor, the Company and the Placing Agent
"Placing Price"	HK$13.55 per Placing Share
"Placing Shares"	230,000,000 existing Shares
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Share(s)"	ordinary share(s) of HK$0.2 each in the share capital of the Company
"Subscription"	the conditional subscription by the Vendor of the New Shares pursuant to the Placing Agreement

"Vendor"	Banshing Investment Limited, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Land Development Company Limited (the controlling shareholder of the Company)

By order of the board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 18 April, 2006

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming, and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.